UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ANTs software, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

037271103

(CUSIP Number)

August 3, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037271103

(1)	NAMES OF REPORTING PERSONS Constantin Zdarsky
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ** (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)

SOLE VOTING POWER

39,286,099 shares of Common Stock (Includes 11,445,700 shares of Common Stock, warrants to purchase 12,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,938,248 shares of Common Stock and Convertible Notes convertible into 3,400,000 shares of Common Stock)

(6) SHARED VOTING POWER 0
(7)

SOLE DISPOSITIVE POWER

39,286,099 shares of Common Stock (Includes 11,445,700 shares of Common Stock, warrants to purchase 12,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,938,248 shares of Common Stock and Convertible Notes convertible into 3,400,000 shares of Common Stock)

(8) SHARED DISPOSITIVE POWER 0
(9)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,286,099 shares of Common Stock (Includes 11,445,700 shares of Common Stock, warrants to purchase 12,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,938,248 shares of Common Stock and Convertible Notes convertible into 3,400,000 shares of Common Stock)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ** ☐
(11)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10)

(The 27,840,399 shares of Common Stock underlying the Reporting Person’s Common Stock warrants, Series A Convertible Preferred Stock Warrants and Series A Convertible Preferred Stock were deemed outstanding for the purpose of computing the percent of outstanding securities of the class owned by such person. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and derives from either voting or investment power with respect to securities. Based on filings made by the Company, it was assumed that the Company had 156,480,848 outstanding shares of common stock).

21.3%
(12)	TYPE OF REPORTING PERSON ** IN

Item 1	(a).	Name of Issuer:

ANTs software, Inc. (the “Company”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

71 Stevenson St, Suite 400, San Francisco, CA 94105

Item 2	(a).	Name of Person Filing:

Constantin Zdarsky

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

C/O Mr. Tim Hanlon, Attorney-at-Law, Alley, Maass, Rogers & Lindsay, P.A., 321 Royal Poinciana Plaza, South, Palm Beach, FL 33840-0431.

Item 2	(c).	Citizenship:

Germany

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

037271103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act,

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act,

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act,

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940,

	(e)	☐ Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

	(g)	☐ Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

	(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

39,286,099 shares of Common Stock (Includes 11,445,700 shares of Common Stock, warrants to purchase 12,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,938,248 shares of Common Stock and Convertible Notes convertible into 3,400,000 shares of Common Stock).

(b) Percent of class:

21.3% (The shares of Common Stock underlying the Reporting Person’s Warrants, Series A Convertible Preferred Stock and Convertible Notes were deemed outstanding for the purpose of computing the percent of outstanding securities of the class owned by such person.)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

39,286,099 shares of Common Stock (Includes 11,445,700 shares of Common Stock, warrants to purchase 12,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,938,248 shares of Common Stock and Convertible Notes convertible into 3,400,000 shares of Common Stock).

(ii) Shared power to vote or direct the vote:

0

(iii) Sole power to dispose or direct the disposition:

39,286,099 shares of Common Stock (Includes 11,445,700 shares of Common Stock, warrants to purchase 12,502,151 shares of Common Stock, Series A Convertible Preferred Stock convertible into 11,938,248 shares of Common Stock and Convertible Notes convertible into 3,400,000 shares of Common Stock).

(iv) Shared power to dispose or direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: March 29, 2012

/s/	Constantin Zdarsky
Constantin Zdarsky